Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Three Months	Three Months
						Ended	Ended
	2009	2008	2007	2006	2005	12/31/09	12/31/08
Earnings:
(Loss) income before taxes	$(147,512)	$14,948	$87,969	$76,825	$52,287	$4,165	$(13,147)
Equity in venture	(65)	(55)	(225)	(550)	—	(46)	(17)

Net (loss) income from continuing operations before taxes	(147,577)	14,893	87,744	76,275	52,287	4,119	(13,164)
Plus: Fixed charges	10,317	19,393	19,334	5,274	2,447	1,570	3,579
Less: Distributed income from Equity investees	(453)	(1,540)	(4,150)	(2,395)	—	(80)	(188)

Earnings, as defined	$(137,713)	$32,746	$102,928	$79,154	$54,734	$5,609	$(9,773)

Fixed Charges:
Interest expense on indebtedness	$8,452	$17,881	$18,246	$4,642	$1,853	$1,258	$3,170
Amortization expense	1,253	959	561	251	213	217	269
Lease expense	612	553	527	381	381	95	140

Total fixed charges	$10,317	$19,393	$19,334	$5,274	$2,447	$1,570	$3,579

(Deficiency of earnings) earnings available to cover fixed charges	$(148,030)	$13,353	$83,594	$73,880	$52,287	$4,039	$(13,352)